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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------

                                (AMENDMENT NO. 1)
                                -----------------

                         CENTENNIAL COMMUNICATIONS CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                       ----------------------------------

                         CENTENNIAL COMMUNICATIONS CORP.
                        (NAME OF FILING PERSON (OFFEROR))
                        ---------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
         UNDER THE CENTENNIAL COMMUNICATIONS CORP. AND ITS SUBSIDIARIES
              1999 STOCK OPTION AND RESTRICTED STOCK PURCHASE PLAN
                         (Title of Class of Securities)

                                    15233V208
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

         TONY L. WOLK                                      Copies to:
Senior Vice President and General Counsel             PETER H. EHRENBERG, ESQ.
     Centennial Communications Corp.                  65 Livingston Avenue
         3349 Route 138                               Roseland,New Jersey 07068
         Wall, NJ 07719                               (973) 597-2500
     (732) 556-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_]   third party tender offer subject to Rule 14d-1.
    [X]   issuer tender offer subject to Rule 13e-4.
    [_]   going-private transaction subject to Rule 13e-3.
    [_]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on or about November 18, 2002 relating to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated November 18, 2002 and the related Election Form.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(9) attached hereto.

           (a)   (1)  Offer to Exchange, dated November 18, 2002.*

                 (2)  Election Form.*

                 (3)  Form of Letter to Eligible Option Holders.*

                 (4)  Form of Letter to Tendering Option Holders.*

                 (5)  Notice to Withdraw From the Offer.*

                 (6)  Press Release dated November 18, 2002.*

                 (7) Centennial Communications Corp. Annual Report on Form 10-K for its fiscal year ended May 31, 2002, filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.

                 (8) Centennial Communications Corp. Quarterly Report on Form 10-Q for its quarter ended August 31, 2002, filed with the Securities and Exchange Commission on October 15, 2002 and incorporated herein by reference.

                 (9) Form of E-mail Supplement to Centennial Communications Corp. Employees

          (b)    Not applicable.

          (d) Centennial Communications Corp. and its Subsidiaries 1999 Stock Option and Restricted Stock Purchase Plan, as amended.*

          (g)    Not applicable.
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          (h)    Not applicable.
           -------------
           * Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the corporation's Schedule TO is true, complete and correct.

                                     CENTENNIAL COMMUNICATIONS CORP.

                                     By: /s/ Tony L. Wolk
                                             -------------

                                     Name:  Tony L. Wolk
                                     Title: Senior Vice President, General
                                             Counsel

Date: December 3, 2002

                                INDEX TO EXHIBITS

   Exhibit Number                           Description
                                            -----------
         (a)(9)                             Form of E-mail Supplement to
                                            Centennial Communications Corp.
                                            Employees